SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)
[ x ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No. 1-6033

A.  Employees' Stock Purchase Plan of UAL Corporation
     (Full title of the Plan)

B.  UAL Corporation
     (Employer sponsoring the Plan, issuer of the
     participations in the Plan and issuer of
     the shares held pursuant to the Plan)

1200 Algonquin Road, Elk Grove Township, Illinois
Mailing Address: UAL Corporation, P.O. Box 66919, Chicago, Illinois  60666
(Address of principal executive offices)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the sponsor and issuer of the participants of the Plan, UAL Corporation has duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

UAL Corporation Administrator
Dated March 28, 2002
/s/ Frederic F. Brace
Frederic F. Brace
Senior Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UAL Corporation:

We have audited the accompanying statements of financial position of the Employees' Stock Purchase Plan of UAL Corporation (the "Plan") as of December 31, 2001 and 2000 and the related statements of changes in participants' equity for each of the three years in the period ended December 31, 2001.  These financial statements are the responsibility of the Plan's administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 2001 and 2000 and the changes in its participants' equity for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Chicago, Illinois
March 28, 2002

EMPLOYEES' STOCK PURCHASE PLAN
OF UAL CORPORATION

STATEMENTS OF FINANCIAL POSITION
(In thousands, except number of shares)

	December 31
ASSETS	2001	2000

Participants' payroll deductions
receivable from UAL Corporation	$ 160	$ 239

Investment in common stock of
UAL Corporation, at quoted market value
(2001 - 768,252 shares, cost $30,958;
2000 - 610,277 shares, cost $27,507)	10,371	23,763

	$ 10,531	$ 24,002
	======	======

LIABILITIES AND PARTICIPANTS' EQUITY

Participants' equity	10,531	24,002

	$ 10,531	$ 24,002
	======	======

See accompanying notes to financial statements.

EMPLOYEES' STOCK PURCHASE PLAN
OF UAL CORPORATION

STATEMENTS OF CHANGES IN PARTICIPANTS' EQUITY
(In thousands)

	Year Ended December 31
	2001	2000	1999

Balance at beginning of year	$ 24,002	$ 42,775	$ 31,523

Increase (decrease) during year:

Participants' payroll deductions	5,406	5,128	5,660

Dividend income	430	-	-

Dividend reinvestment	(128)	-	-

Distribution of cash dividends	(302)	-	-

Realized gain (loss) on stock distributed to participants	(700)	551	1,749

Unrealized appreciation (depreciation) in
value of investment	(16,843)	(22,024)	7,966

Stock and cash for fractional shares distributed or
amounts payable to participants, at market value	(1,334)	(2,428)	(4,123)

	(13,471)	(18,773)	11,252

Balance at end of year	$ 10,531	$ 24,002	$ 42,775
	======	======	======

See accompanying notes to financial statements.

EMPLOYEES' STOCK PURCHASE PLAN
OF UAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

(1)  The Plan

The Employees' Stock Purchase Plan of UAL Corporation (the "Plan") is sponsored by UAL Corporation ("UAL").  UAL offers participation in the Plan to eligible employees of UAL and its subsidiaries.

(2)  Purchase and Distribution of Stock

Purchases are made by the Plan monthly, and the shares purchased are credited to the accounts of each participant on the basis of the ratio of the participant's contribution to total participants' contributions for the month.  The cost of common stock purchased for the Plan includes all brokerage charges involved in the purchase.

When shares of stock are distributed to the individual participants pursuant to the terms of the Plan, the market value of such shares is removed from the investment account of the Plan.

Terminating participants receive a certificate for the full number of shares, plus cash for the fractional shares, held for their accounts.  Partially withdrawing participants receive certificates for the full number of shares withdrawn.  There are no forfeiture provisions under the Plan with respect to participants' contributions.

(3)  Investment in Common Stock of UAL

The investment in common stock of UAL is valued at year-end published market prices as reported by the New York Stock Exchange.

(4)  Realized Gain on Stock Distributed to Participants

Gains on stock distributed to participants are realized to the extent of the difference between the weighted average cost of shares distributed and the market value at the date of distribution.

(5)  Unrealized Appreciation (Depreciation) in Value of Investment

The unrealized appreciation (depreciation) in the value of investment is the change from the prior year-end to the current year-end in the difference between the market value and the cost of the investment.  The following is a summary of unrealized appreciation (depreciation):

	2001	2000	1999
Balance at beginning of year	$ (3,744)	$ 18,280	$ 10,314
Increase (decrease) during the year	(16,843)	(22,024)	7,966
Balance at end of year	$ (20,587)	$ (3,744)	$ 18,280
	======	======	======

(6)  Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by UAL.

(7)  Dividends

In the event UAL pays dividends on its common stock, participants can direct those dividends related to stock in the Plan to be paid out to the individual participant or reinvested in UAL common stock on their behalf.

(8)  Federal Income Tax

Under existing federal income tax laws, the Plan is not subject to federal income tax.  Any dividend income is taxable to the participants upon distribution and receipt.  When any shares of stock or rights acquired under the Plan are sold by or for a participant, any gain or loss must be recognized by that participant.